Intox-Detox dba Food Funktions

STATEMENT OF CASH FLOWS

January - December 2017

Unaudited

	TOTAL
OPERATING ACTIVITIES	
Net Income	-129,818.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-893.81
Inventory	13,050.00
Accumulated Depreciation	480.86
Accounts Payable (A/P)	0.00
Expenses Owed to Andrew Bennett	8,289.48
Expenses Owed to Kelly Bennett	8,023.14
Expenses Owed to Moira Lormel	95,184.01
Imputed Interest On Andrew's Loan	0.00
Imputed Interest On Kelly Bennett's Loan	0.00
Imputed Interest On Moira Lormel's Loan	0.00
Reimbursements Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**124,133.68**
Net cash provided by operating activities	**$ -5,684.98**
FINANCING ACTIVITIES	
Andrew Bennett's Capital Contributions	146.38
Capital Account - Andrew Bennet	-42,870.28
Capital Account - Daniel Wachtler	-18,849.00
Capital Account - G.D. and B.M. Washenko	-1,509.00
Capital Account - John Byrne	14,387.00
Capital Account - Kelly Bennet	-17,991.28
Capital Account - Michael Lormel	-14,467.00
Capital Account - Moira Lormel	-50,338.52
Capital Account- Mimosa Investments, LLC	-1,508.00
John Byrne Partner Contribution	-15,000.00
Kelly Bennett's Capital Contributions	129.95
Moira Lormel's Capital Contributions	1,765.99
Retained Earnings	150,801.45
Net cash provided by financing activities	**$4,697.69**
NET CASH INCREASE FOR PERIOD	**$ -987.29**
Cash at beginning of period	1,189.00
CASH AT END OF PERIOD	**$201.71**